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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

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                            For the Month of May 2003

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                         (Commission File. No 0-20390).

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                            ID BIOMEDICAL CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

              1510 - 800 West Pender Street, Vancouver, BC V6C 2V6
              -----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                      Form 20-F           40-F   X
                                -----          -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      Yes:                No:   X
                           -----              -----
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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ID Biomedical Corporation

                                    By: /s/ Anthony Holler
                                    ------------------------------------------
                                    Anthony F. Holler, Chief Executive Officer

Date: May 1, 2003
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                          MATERIAL CHANGE REPORT UNDER

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SIMILAR PROVISIONS OF OTHER APPLICABLE LEGISLATION

ITEM 1. REPORTING ISSUER

        STATE THE FULL NAME AND ADDRESS OF THE PRINCIPAL OFFICE IN CANADA OF THE REPORTING ISSUER

        ID Biomedical Corporation (the "Company")
        1510 - 800 West Pender
        Vancouver, BC
        V6C 2V6

        Telephone: (604) 431-9314
        Fax:       (604) 431-9378

ITEM 2. DATE OF MATERIAL CHANGE

        May 1, 2003.

ITEM 3. PRESS RELEASE

        STATE THE DATE AND PLACE OF ISSUANCE OF THE PRESS RELEASE ISSUED PURSUANT TO SECTION 85(1) OF THE ACT

        A press release was issued by the Company on May 1, 2003 at Vancouver, British Columbia.

ITEM 4. SUMMARY OF MATERIAL CHANGE

        PROVIDE A BRIEF BUT ACCURATE SUMMARY OF THE NATURE AND SUBSTANCE OF THE MATERIAL CHANGE

        ID Biomedical announced that the ongoing analysis of the recent challenge study of its FluINsure(TM) intranasal, non-live, influenza vaccine continues to show positive results with respect to both safety and the potential clinical efficacy endpoints of the study.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

        In the "challenge" study, volunteers who were pre-selected for low titers of antibody to the challenge strain (A/Panama/2007/99, an A/H3N2 virus) were assigned, in a randomized and blinded manner, to three groups: one group receiving a single dose of FluINsure(TM) vaccine, one group receiving two doses of FluINsure(TM) vaccine, and one group receiving placebo. The study enrolled 75 volunteers, and of these 67 were challenged with influenza virus 42 days later.
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        The clinicians conducting the study evaluated each individual for a variety of clinical signs of influenza, such as fever, respiratory illness, and systemic illness. Results from this portion of the clinical study were reported by the Company on February 12, 2003.

        Laboratory studies to detect evidence of influenza infection in challenge study participants have now been performed. These studies included evaluation for four-fold increases in antibody titers specific for A/Panama/2007/99 occurring as a result of the challenge, daily nasal wash culture for influenza virus throughout the challenge study, application of an influenza virus antigen rapid detection test to the nasal wash and reverse transcription polymerase chain reaction (RT-PCR) on nasal wash specimens taken on critical days during peak illness. The frequency of laboratory-confirmed influenza illness in the placebo group (47.6%) was the same as the frequency of clinical illness; i.e., evidence of influenza virus infection was found by at least one method in every placebo recipient who met the definition of illness during challenge. In contrast, all (22 out of 22) subjects who received two doses of FluINsure(TM) vaccine and 18 of 24 subjects (75%) who received one dose of FluINsure(TM) vaccine did not have evidence of influenza virus infection by any of the four methods used. This result is highly significant (p = 0.0012, chi2 test for independence on a 3 x 2 table). Protective efficacy of FluINsure(TM) vaccine, calculated as [rateplacebo - rateactive] x 100 / rateplacebo, was 47% for the one dose group and 100% for the two dose group. Previously reported results of clinical illness only, without the laboratory confirmation of influenza infection, demonstrated protective efficacy of approximately 71% for the two-dose regimen and only 6% for the one-dose regimen.

        Immunogenicity testing is still in progress, but results to date are very similar to prior FluINsure vaccine trials, with strong serum and nasal antibody responses. These antibody responses have been found to correlate with protection against influenza illnesses.

        Collation of safety data from the vaccine component of the trial reveals that the good safety profile of FluINsure vaccine was again confirmed. Both local (runny or stuffy nose, sneezing, cough, sore throat) and systemic (fever, headache, fatigue, muscle/joint aches) reactions in persons who received the vaccine were no more frequent than in persons who received the placebo.

ITEM 6. RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

        IF THE REPORT IS BEING FILED ON A CONFIDENTIAL BASIS IN RELIANCE ON
        SECTION 85(2) OF THE ACT, STATE THE REASONS FOR SUCH RELIANCE

        This report is NOT being filed on a confidential basis.


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ITEM 7. OMITTED INFORMATION

        There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. SENIOR OFFICERS

        For further information please contact:

        Name:      Todd R. Patrick
        Title:     President/Chief Operating Officer
        Telephone: (425) 482-2601

ITEM 9. STATEMENT OF SENIOR OFFICER

        The foregoing accurately discloses the material changes referred to herein.

        DATED at Vancouver, British Columbia, this 8th day of May, 2003.

                                                     /s/ Deborah Bowers
                                                     -------------------
                                                     Deborah Bowers,
                                                     Corporate Secretary


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